IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

August 9, 2021

Via EDGAR

Jane Park

Christine Westbrook

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	IceCure Medical Ltd.

Amendment No. 3 to

Draft Registration Statement on Form F-1

Submitted July 23, 2021

CIK No. 0001584371

Dear Madames:

The purpose of this letter is to respond to your letter of August 5, 2021, regarding the above-mentioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On August 5, 2021, we filed a registration statement on Form F-1 (the “Registration Statement”). Page references in our responses are to the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted July 23, 2021

Cover page

1.	We note your response to comment 2. Please disclose on the cover page your status as a controlled company under Nasdaq listing rules.

Response: We have expanded our disclosure on the cover page to disclose our status as a controlled company under Nasdaq Stock Market Listing Rules.

If you have any questions or require additional information, please call our attorney Oded Har-Even at (212) 660 5002, of Sullivan & Worcester LLP.

Sincerely,

IceCure Medical Ltd.

By:	/s/ Ronen Tsimerman
Chief Financial Officer

cc:	Christie Wong Terence O’Brien